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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105024

PROSPECTUS SUPPLEMENT
(To the Prospectus dated August 19, 2003)

        $450,000,000

Cascades Inc.

Offer to exchange our 7 1/4% Senior Notes due 2013,
which have been registered under the Securities Act,
for our outstanding 7 1/4% Senior Notes due 2013

        The information set forth in the prospectus dated August 19, 2003 of Cascades Inc. is supplemented as set forth herein. Capitalized terms used in this supplement and not otherwise defined have the meaning given to them in the prospectus.

        This supplement updates the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in the prospectus to reflect recently released financial information as of and for the six months ended June 30, 2003. The information contained in this supplement will be deemed part of the prospectus from the date of this supplement.

        This supplement contains forward-looking statements. For more information about these types of statements and the factors that may affect them, see "Forward-Looking Statements" on page ii of the prospectus.

        You should carefully consider the risk factors beginning on page 14 of the prospectus before deciding to participate in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 8, 2003.

Cascades Inc.

Unaudited Consolidated Balance Sheets

As at June 30, 2003 and December 31, 2002

(in millions of Canadian dollars)

	As at June 30, 2003	As at December 31, 2002
Assets
Current assets
Cash and cash equivalents	40	38
Accounts receivable	523	500
Inventories	490	478

	1,053	1,016
Property, plant and equipment	1,526	1,604
Other assets	255	260
Goodwill	78	79

	2,912	2,959

Liabilities and shareholders' equity
Current liabilities
Bank loans and advances	36	100
Accounts payable and accrued liabilities	450	483
Current portion of long-term debt	51	47

	537	630
Long-term debt	1,113	1,048
Other liabilities	216	216
Shareholders' equity
Capital stock	263	268
Retained earnings	786	749
Cumulative translation adjustments	(3)	48

	1,046	1,065

	2,912	2,959

Cascades Inc.

Unaudited Consolidated Statements of Earnings

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars, except per share amounts)

	For the six-month periods ended
	2003	2002
Sales	1,772	1,763
Cost of delivery	119	105

Net sales	1,653	1,658

Cost of sales and expenses
Cost of sales	1,335	1,266
Selling and administrative expenses	183	178
Depreciation and amortization	71	68

	1,589	1,512

Operating income	64	146
Interest expense	42	36
Foreign exchange gain on long-term debt	(72)	(4)
Unusual losses	21	4

	73	110
Provision for income taxes	15	35
Share of results of significantly influenced companies	2	(21)
Share of results attributed to non-controlling interests	—	1

Net earnings for the period	56	95

Basic net earnings per common share	$0.68	$1.17

Diluted net earnings per common share	$0.68	$1.16

Weighted average number of common shares outstanding	81,768,941	81,179,787

Cascades Inc.

Unaudited Consolidated Statements of Retained Earnings

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars)

	For the six-month periods ended
	2003	2002
Balance—beginning of period	749	615
Change in accounting policies	—	(21)

As restated	749	594
Net earnings for the period	56	95
Dividends	(7)	(4)
Excess of the common shares redemption price on their paid-up capital	(2)	(3)
Excess of the preferred shares of a subsidiary redemption price on their recorded capital	(10)	—

Balance—end of period	786	682

Cascades Inc.

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars)

	For the six-month periods ended June 30,
	2003	2002
Operating activities
Net earnings for the period	56	95
Items not affecting cash
Depreciation and amortization	71	68
Foreign exchange gain on long-term debt	(72)	(4)
Unusual losses	21	4
Future income taxes	4	3
Share of results of significantly influenced companies	2	(21)
Share of results attributed to non-controlling interests	—	1
Other	8	5

	90	151
Change in non-cash working capital components	(82)	(43)

	8	108

Investing activities
Purchase of property, plant and equipment	(54)	(50)
Business acquisitions, net of cash acquired	(11)	(127)

	(65)	(177)

Financing activities
Bank loans and advances	(63)	23
Issuance of Senior Notes, net of related expenses	837	—
Change in revolving credit facilities, net of related expenses	277	—
Increase in other long-term debt	44	122
Payments of other long-term debt	(989)	(69)
Premium paid on the redemption of unsecured Senior Notes	(15)	—
Non-controlling interests	—	(6)
Net proceeds from issuance of shares	1	2
Redemption of common shares and preferred shares of a subsidiary	(20)	(3)
Dividends	(7)	(4)

	65	65

Change in cash and cash equivalents during the period	8	(4)
Translation adjustments on cash and cash equivalents	(6)	—
Cash and cash equivalents—Beginning of period	38	31

Cash and cash equivalents—End of period	40	27

Supplemental disclosure
Interest paid	33	34
Income taxes paid	26	38
Business acquisition in exchange of non monetary consideration	5	6
Settlement of dissenting shareholders by issuance of common shares	—	5

Cascades Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the six month period ended June 30, 2003

(in millions of Canadian dollars)

1. Accounting policies

        These unaudited interim consolidated financial statements and the notes thereto should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following:

Guarantees

        On January 1, 2003, the Company adopted the new Guideline of the Canadian Institute of Chartered Accountants regarding the disclosure of guarantees. Under this new guideline entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral.

        The Company has guaranteed the payment of approximately $5 million under operating leases held by third parties. The Company also guaranteed residual values at expiration of lease contracts of certain equipment for an approximate amount of $3 million. The management of the Company does not believe that they are not likely to be called upon and as such, no liability is recognized in the consolidated financial statements.

2. Unusual losses

        The Company realized a loss of $11 million during the first quarter resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to an $8 million premium paid to redeem the 8.375% Senior Notes of a subsidiary and the write-off of related financing costs for an amount of $3 million.

        A joint venture of the Company realized a loss of $20 million in the second quarter resulting from the refinancing of substantially all of its long-term debt. This loss is attributable to a $14 million premium paid to redeem its $100 million and US$150 million Senior Notes, in addition to the write-off of related financing costs for an amount of $6 million. The Company's 50% share of the loss amounted to $10 million.

3. Share of results of significantly influenced companies

        A significantly influenced company, Boralex Inc., adjusted the gain realized in 2002 on the disposition of seven power stations to an income fund. The Company thus recorded in the first quarter its share of that adjustment representing a loss of $3 million net of related future income taxes.

4. Business acquisitions

        On March 6, 2003, the Company acquired 50% of La Compagnie Greenfield S.A.S. in its packaging products group for $0.6 million (Euro 0.3 million). On April 14, a joint venture of the Company acquired a corrugated products converting plant in its packaging products group located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $31 million (US$21 million) and is comprise of $20 million (US$14 million) in cash and all the operating assets of its Dallas-Fort Worth, Texas plant valued at $11 million (US$7 million). The Company's 50% share in the purchase price amounted to $10 million (US$7 million).

        These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in goodwill of $1 million which is deductible for tax purposes.

	Greenfield	Schenectady	Total
Acquired companies	Packaging products	Packaging products
Business segment
Current assets	2	4	6
Long-term assets	—	11	11
Goodwill	—	1	1

	2	16	18
Current liabilities	(1)	(1)	(2)

	1	15	16
Less: Fair market value of assets exchanged	—	(5)	(5)

Total consideration	1	10	11

5. Other assets

	June 30, 2003	December 31, 2002
Investments in significantly influenced companies	160	176
Other investments	8	8
Deferred charges	33	21
Employees future benefits	51	52
Other definite-life intangible assets	3	3

	255	260

6. Long-term debt

        On February 5, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint ventures. The Company secured a new four-year revolving credit facility of $500 million. Our obligations under this new revolving credit facility are secured by all the inventory and receivables of Cascades and its North American subsidiaries, and by the property, plant and equipment of three of its mills. In addition, the Company issued new unsecured Senior Notes of the company for an aggregate amount of US$450 million. These Notes bear a 7.25% coupon and will mature in 2013. The aggregate proceeds of these two transactions, combined with our available cash on hand, were used to repay the existing credit facilities for an amount of approximately $695 million at the time of the refinancing. On March 12, 2003 the Company also redeemed the US$125 million 8.375% Senior Notes due in 2007, issued by our subsidiary, Cascades Boxboard Group Inc.

        On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of $350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new unsecured Senior Notes for an aggregate amount of US$250 million. These Notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both of its US$150 million 9.50% and $100 million 9.375% Senior Notes due in 2008.

        During the second quarter the Company purchased 611,336 class A preferred shares for a consideration of $16 million.

	June 30, 2003	December 31, 2002
Unsecured Senior Notes	610	197
Revolving credit facility	262	438
Other debt from subsidiaries	75	253
Other debt from joint ventures	217	207

	1,164	1,095

7. Subsequent event

        On July 8, 2003, the Company completed a private placement of US$100 million 7.25% Senior Notes due in 2013. The issuance of these unsecured Senior Notes was completed at a price of 104.50% or an effective interest rate of 6.608%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

8. Other liabilities

	June 30, 2003	December 31, 2002
Employees future benefits	73	72
Future income taxes	141	142
Non-controlling interests	2	2

	216	216

9. Stock option plan

        During the six-month period ended June 30, 2003, the Company issued 321,735 stock options having a weighted average fair value of $4.36 per option. In 2003, approximately $1 million has been recognized in expenses for options granted since January 1, 2002.

10. Interests in joint venture

        The major components of the interests in joint ventures in the consolidated financial statements are as follows:

	For the six-month periods ended June 30,
	2003	2002
Consolidated balance sheets
(as at December 31 for 2002 data)
Current assets	220	191
Long-term assets	452	465
Current liabilities	109	123
Long-term debt, net	215	182
Consolidated statements of earnings
Sales	360	350
Depreciation and amortization	15	14
Operating income	30	42
Interest expense	10	9
Net earnings	11	23
Consolidated statements of cash flows
Operating activities	(8)	5
Investing activities	(23)	(39)
Financing activities	30	35
Additional information (as at December 31 for 2002 data)
Cash and cash equivalents at end of period	11	13
Total assets	672	656
Total debt (1)	232	218
Dividends received by the Company from joint ventures	14	17

(1)
Includes bank loans and advances, current portion of long-term debt and long-term debt.

11. Capital stock

        As at June 30, 2003, the capital stock issued and outstanding consists of 81,634,795 common shares (81,826,272 as at December 31, 2002).

        As at July 29, 2003, 81,643,632 common shares were issued and outstanding.

        During the second quarter the Company purchased 4,300,000 class B preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital was included in retained earnings.

12. Contingency

        In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors would have colluded to unduly reduce market competition between paper merchants in Canada. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in a very early stage, the Company's management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. However, based on the information currently available, the Company's management does not believe that this matter will have a material adverse effect on the Company's business, results of operations or financial condition.

Cascades Inc.

Selected Segmented Information (unaudited)

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars, except shipments and share information)

	For the six-month periods ended June 30,
	2003	2002
Shipments (in thousands)
Packaging products
Boxboard (S.T.)
Manufacturing	438	464
Converting	62	67
Containerboard (1)
Manufacturing (S.T.)	360	360
Converting (square feet)	3,287	3,166
Tissue paper (S.T.)	185	155
Fine papers (S.T.)
Uncoated papers	75	77
Coated papers	77	76
Net sales
Packaging products
Boxboard
Manufacturing	356	355
Converting	119	127
Eliminations and others	5	(4)

	480	478
Containerboard (1)
Manufacturing	165	169
Converting	232	231
Eliminations and others	(101)	(100)

	296	300
Specialty Products	232	222
Eliminations	(20)	(14)

	988	986
Tissue paper
Manufacturing	300	275
Distribution	40	53
Eliminations	(14)	(9)

	326	319
Fine papers
Manufacturing	199	204
Distribution	210	206
Eliminations	(33)	(31)

	376	379
Eliminations	(37)	(26)

Consolidated total	1,653	1,658

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Cascades Inc.

Selected Segmented Information (unaudited)

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars)

	For the six-month periods ended June 30,
	2003	2002
Operating Income before Depreciation and Amortization(2)
Packaging products
Boxboard
Manufacturing	23	44
Converting	4	4
Others	4	(1)

	31	47
Containerboard (1)
Manufacturing	9	23
Converting	24	25
Others	8	3

	41	51
Specialty products	17	29

	89	127
Tissue paper
Manufacturing	35	62
Distribution	—	4

	35	66
Fine papers
Manufacturing	4	15
Distribution	7	6

	11	21

Operating Income before Depreciation and Amortization	135	214

Depreciation and amortization
Boxboard	(23)	(24)
Containerboard (1)	(18)	(18)
Specialty products	(12)	(12)
Tissue paper	(19)	(14)
Fine paper	(6)	(6)
Eliminations	7	6

	(71)	(68)

Operating income	64	146

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)
Operating Income before Depreciation and Amortization is not a measure of performance under Canadian GAAP or US GAAP. We include Operating Income before Depreciation and Amortization because it is a measure used by our management to assess the operating and financial performance of our operating segments. In addition, we believe that Operating Income before Depreciation and Amortization provides an additional measure often used by investors to assess a company's operating performance, leverage and liquidity, and its ability to meet debt service requirements. However, Operating Income before Depreciation and Amortization does not represent, and should not be used as a substitute for, operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP or US GAAP, and Operating Income before Depreciation and Amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of Operating Income before Depreciation and Amortization may differ from that of other companies.

Cascades Inc.

Selected Segmented Information (unaudited)

For the six-month periods ended June 30, 2003 and 2002

(in millions of Canadian dollars)

	For the six-month periods ended June 30,
	2003	2002
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	6	7
Converting	2	4
Others	2	1

	10	12
Containerboard
Manufacturing	7	7
Converting	5	3

	12	10
Specialty products	11	12

	33	34
Tissue paper
Manufacturing	17	10
Distribution	—	—

	17	10
Fine papers
Manufacturing	3	6
Distribution	1	—

	4	6

Consolidated total	54	50

(1)
The Company's containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the financial statements and the accompanying notes included elsewhere in this prospectus supplement and the prospectus. The following discussion contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning the matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management's comments on financial resources, capital spending and the outlook for our business. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed in the prospectus, particularly in "Risk Factors" beginning on page 14 of the prospectus, and in this prospectus supplement. Unless otherwise indicated, all financial information provided in this prospectus supplement is presented in Canadian dollars and is derived from financial statements prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. References to "$" are to Canadian dollars and references to "US$" are to U.S. dollars. We have also included some convenience translations of Canadian dollars to U.S. dollars or U.S. dollars to Canadian dollars. These translations are solely for informational purposes and are based on the noon buying rate of the Bank of Canada on June 30, 2003 of $1.3553 to US$1.00.

  Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

        Net sales.    Net sales, which are sales less cost of delivery, decreased by $5 million, or 0.3%, to $1.653 billion for the six-month period ended June 30, 2003, versus $1.658 billion for the same period in 2002.

        Businesses acquired during the last twelve months contributed $53 million to the increase in net sales, including the tissue assets acquired in June 2002, which made up $47 million of this increase. Selling prices were weaker in each of our business segments with the exception of the European boxboard business, which benefited from an appreciation of the Euro against the Canadian dollar in comparison to 2002. The depreciation of the U.S. dollar also had a direct impact on export prices and has contributed to reduced Canadian dollar prices in our domestic market.

        In the first quarter, we took market-related downtime to adjust primary mill production levels to customer demand, representing approximately 3% of our capacity in the boxboard business and 7% of our capacity in the containerboard business. In the second quarter of 2003, we took scheduled maintenance downtime and market-related downtime, representing approximately 8.0% of capacity in our boxboard business, 5.6% of our containerboard capacity and 6.0% of capacity in our fine papers segment. In addition, our tissue papers segment reduced some of its converting lines in order to reduce inventory levels in the second quarter of 2003.

        Net sales of our packaging products segment remained relatively stable for the first half of 2003, compared to the first half of 2002, amounting to $988 million, compared to $986 million for the same period in 2002. Increased market-related downtime in our containerboard mills and a general decrease in price levels were only partially offset by the additional contribution of the Schenectady, New York corrugated products plant acquired early in the second quarter of 2003 and the additional contribution of the Greenfield S.A.S. 50%-owned joint venture, which was created during the first quarter of 2003, to acquire de-inked pulp assets in Chateau-Thierry, France.

        Net sales for our boxboard business increased by $2 million, amounting to $480 million for the six-month period ended June 30, 2003 compared to $478 million for the same period in 2002. Over the course of this period, primary mill shipments increased by approximately 2% in North America, but decreased by approximately 11% in Europe. The lower volumes in Europe reflected a very slow market, especially in recycled grades. The European market was also impacted by reduced export sales to Asia and Great Britain, reflecting the weakness of the U.S. dollar and British pound versus the

Euro. The appreciation of the Euro against the Canadian dollar mitigated the impact of lower volumes and led to an increase of $27 million in net sales during the first six months of 2003 compared to the first six months in 2002. In North America, price levels were generally lower, reflecting a devaluation of the U.S. dollar versus the Canadian dollar. A US$40 per short ton increase in coated clay board was reflected in official publication list prices during the course of the second quarter, but the vast majority of contractual agreements provide for quarterly price adjustments. The impact of this increase will be reflected on transaction prices only later in the year.

        Net sales for our containerboard business decreased by $4 million, or 1.3%, amounting to $296 million for the six-month period ended June 30, 2003 compared to $300 million for the same period in 2002. Containerboard shipments were unchanged over the period, while shipments of corrugated products increased 3.8%, primarily due to the acquisition by Norampac of a corrugated products plant in Schenectady, New York. During the six-month period ended June 30, 2003, average net selling prices for containerboard decreased by 2.2%, while average corrugated products selling prices decreased by 2.6% compared to the same period in 2002.

        Net sales for our specialty products business increased by $10 million to $232 million for the six-month period ended June 30, 2003 compared to $222 million for the same period in 2002. Within this sector, net sales of our moulded pulp products businesses decreased by $9 million as a result of the sale of a retail egg carton business in the third quarter of 2002. The building materials sector experienced a $3 million decrease in its net sales, reflecting weaker market conditions and the appreciation of the Canadian dollar and the Euro compared with the U.S. dollar. These decreases were offset by the positive contribution of our paper mill packaging sector, which contributed an additional $6 million in net sales. The net sales of our non-integrated de-inked pulp units increased by $10 million for the six-month period ended June 30, 2003 compared to the same period in 2002. However, one of these units, which produces de-inked pulp for the newsprint market which had been experiencing relatively low demand, completed a contract during the first quarter of 2003 and has been indefinitely shutdown since March 28, 2003. This shutdown led to a $3 million decrease in net sales for the six-month period. However, it was offset by a $10 million contribution from our Greenfield S.A.S. 50%-owned joint venture, which was created during the first quarter of 2003 to acquire de-inked pulp assets in Chateau-Thierry, France.

        Net sales for our tissue paper segment increased by $7 million, or 2.1%, to $326 million for the six-month period ended June 30, 2003 compared to $319 million for the same period in 2002. The assets acquired in the United States in June 2002 contributed $47 million of this increase in net sales. Net selling prices were lower during the six-month period ended June 30, 2003 in comparison to the same period in 2002 as a result of the devaluation of the U.S. dollar relative to the Canadian dollar and a different mix of products sold. The first six months of 2003 were also characterized by increased competitive activities in the commercial and industrial sector following the start-up of new capacity in the North American market and also by aggressive promotional activities in the retail sector, which translated into a reduced spread between the selling price of brand name and private label products.

        Net sales for our fine papers segment decreased by $3 million, or less than 1.0%, to $376 million for the six-month period ended June 30, 2003 compared to $379 million for the same period in 2002. The lower U.S. dollar impacted export and domestic prices for both coated and uncoated papers. Prices (on a non-inflation adjusted basis) for coated papers were close to a twenty year low and foreign competition, notably Asian and European competition, showed no signs of relief. The distribution division, Cascades Resources, contributed $4 million in additional sales, which was due to the $5 million contribution of Distribution Art Graphique Marathon Inc., which was acquired in May 2002., offsetting a $1 million decrease in sales by our other distributors.

        Operating Income before Depreciation and Amortization.    We generated Operating Income before Depreciation and Amortization of $135 million for the six-month period ended June 30, 2003 compared to $214 million for the same period in 2002, a 37% decrease. The consolidated Operating Income before Depreciation and Amortization margin decreased from 12.9% in the first six months of 2002 to 8.2% during the same period in 2003.

        This decrease in Operating Income before Depreciation and Amortization and in the related margin was primarily attributable to price decreases experienced in most of our operating sectors, mainly as a result of difficult market conditions in North America and Europe. The devaluation of the U.S. dollar globally had an impact on the proceeds of export sales from Canada and Europe, and also contributed to a reduction in Canadian dollar prices in our domestic market. Overall sales volume was also lower for most business sectors, reflecting reduced economic activity.

        In addition, on average, the cost of waste paper, which represents more than 60% of our fiber cost, the most important component of our cost of sales, increased during the first six months of 2003 compared to the same period in 2002. For the first six months of 2003, the average monthly list price for old corrugated containers (OCC), mostly used by our containerboard business, increased by approximately 20% over the first six months of 2002. The six-month average monthly list price for sorted office papers (SOP), primarily used by our tissue paper segment and boxboard business, was 53% higher during the same period. The six-month average monthly prices of de-inked old newspapers (ONP), mainly used by our boxboard and moulded pulp products businesses, increased by 44% during that period.

        Natural gas costs, which are among our most important energy costs, were at $9.56 per gigajoule during the first six months of 2003, compared to $7.27 per gigajoule for the first six months of 2002, a 31% increase.

        Cost of sales increased as a percentage of net sales due to the increases in the cost of fiber and energy, which outweighed our ability to increase or maintain our selling prices. Also, given generally lower shipments, the fixed portion of manufacturing costs had to be amortized over a smaller volume of production. Our selling and administrative expenses increased slightly as a percentage of net sales, reflecting the acquisition made by our tissue paper segment in June 2002.

        Operating Income before Depreciation and Amortization for our packaging products segment was $89 million for the six-month period ended June 30, 2003 compared to $127 million for the same period in 2002, representing a 30% decrease. Shipment levels were lower in all business sectors, reflecting difficult market condition in North America and Europe, with the exception of corrugated products, which benefited from the contribution of the new Schenectady, New York plant. Selling prices were also lower, a direct consequence of the devaluation of the U.S. dollar. A decreased U.S. dollar created a more competitive environment in North America and directly impacted Canadian domestic pricing. Operating Income before Depreciation and Amortization margins were also adversely impacted by the increased fiber and energy costs.

        Operating Income before Depreciation and Amortization for our tissue paper segment was $35 million for the six-month period ended June 30, 2003 compared to $66 million for the same period in 2002. This segment was impacted by higher waste paper and energy prices, a decrease in the average selling price for our converted products and expenses associated with the start-up of the assets acquired in June 2002, including fixed production costs and additional selling, general and administrative expenses. Overall, the start-up of the recently acquired assets negatively impacted Operating Income before Depreciation and Amortization by $4 million for the first six months of 2003.

        Operating Income before Depreciation and Amortization for our fine papers segment was $11 million for the six-month period ended June 30, 2003 compared to $21 million for the same period in 2002. Operating Income before Depreciation and Amortization for this segment was negatively impacted by generally lower selling prices for both coated and uncoated papers, the effects of which were amplified by the depreciation of the U.S. dollar relative to the Canadian dollar. Operating Income before Depreciation and Amortization was also impacted by higher fiber and energy costs and by generally poor market conditions. Prices for both uncoated and coated papers were weak, reflecting poor market conditions, but also the depreciation of the U.S. dollar. Prices (on a non-inflation adjusted basis) for coated papers were close to a twenty year low, with European and Asian imports showing no sign of relinquishing. In addition, the price of virgin fiber experienced an important spike during the second quarter of 2003, showing an average quarterly list price of US$580 per metric tonne compared with an average of $US482 during the second quarter of 2002, or a 20% increase. Market related downtime was necessary during the period in both coated and uncoated mills.

        Operating Income before Depreciation and Amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We include Operating Income before Depreciation and Amortization because it is the measure used by our management to assess the operating and financial performance of our operating segments. In addition, we believe that Operating Income before Depreciation and Amortization provides an additional measure often used by investors to assess a company's operating performance, leverage and liquidity, and its ability to meet debt service requirements. However, Operating Income before Depreciation and Amortization does not represent, and should not be used as a substitute for, operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP or U.S. GAAP, and Operating Income before Depreciation and Amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of Operating Income before depreciation and Amortization may differ from that of other companies. Set forth below is a reconciliation of Operating Income before Depreciation and Amortization to net cash provided by (used in) operating activities and net earnings, which we believe to be the closest Canadian GAAP performance and liquidity measures to Operating Income before depreciation and amortization:

	Six months ended June 30,
	2002	2003
Net cash provided by operating activities	108	8
Changes in non-cash working capital components	43	82
Depreciation and amortization	(68)	(71)
Current income taxes	32	11
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	36	42
Other non-cash adjustments	(5)	(8)

Operating income	146	64
Depreciation and amortization	68	71

Operating income before depreciation and amortization	214	135

Net earnings	95	56
Share of earnings attributable to non-controlling interests	1	—
Share of earnings of significantly influenced companies	(21)	2
Provision for income taxes	35	15
Unusual loss	4	21
Foreign exchange gain on long-term debt	(4)	(72)
Interest expense	36	42

Operating income	146	64
Depreciation and amortization	68	71

Operating income before depreciation and amortization	214	135

        Depreciation and Amortization.    Depreciation and amortization increased by $3 million, to $71 million for the six-month period ended June 30, 2003 compared to $68 million for the same period in 2002, primarily as a result of recent acquisitions.

        Operating income.    As a result of the above, operating income decreased 56% to $64 million compared to $146 million for the corresponding six-month period in 2002. Operating margin decreased from 8.8% in the first half of 2002 to 3.9% in the first half of 2003.

        Interest expense.    Interest expense increased by $6 million to $42 million for the six-month period ended June 30, 2003 compared to $36 million for the six-month period ended June 30, 2002. This increase was mainly due to the refinancing of substantially all of the our credit facilities on February 5, 2003, in which we substituted a portion of our floating rate debt with higher long-term fixed rate senior notes denominated in U.S. dollars.

        Unusual losses (gains).    For the six-month period ended June 30, 2003, we recorded an unusual loss of $21 million, compared to an unusual loss of $4 million for the six-month period ended June 30, 2002. Unusual items for the six-month period ended June 30, 2003 consisted of:

  •
  a loss of $8 million reflecting the premium paid for the early redemption of the senior notes issued by our subsidiary, Cascades Boxboard Group, Inc., in connection with the February 2003 refinancing;

  •
  a loss of $3 million resulting from the write-off of deferred financing costs associated with the long-term debt that was refinanced or redeemed in connection with the February 2003 refinancing;

  •
  a loss of $7 million reflecting our 50% share of the premium paid for the early redemption of the $100 million and US$150 million senior notes issued by Norampac, a 50%-owned joint venture in our containerboard business; and

  •
  a loss of $3 million resulting from our 50% share of the write-off of deferred financing costs related to the Norampac refinancing.

        Unusual items for the six-month period ended June 30, 2002 consisted of:

  •
  a gain of $1 million resulting from the dilution of our interest in a significantly influenced company;

  •
  a loss of $11 million reflecting expenses related to business closures and a loss on business disposal in the packaging products segment following the announcement of the closing of a converting folding boxboard plant in Ontario and the disposal of the retail egg carton business; and

  •
  a gain of $6 million resulting from the reduction in the amount of a fine imposed by the Court of First Instance of the European Communities in 1994 and the interest related to the reduction of this fine.

        Provision for income taxes.    The income tax provision for the six-month period ended June 30, 2003 was $15 million, representing an effective tax rate of 20.4%. Excluding the impact of unusual losses and the foreign exchange gain on our U.S. denominated long-term debt, our tax rate would have been 40.0%. This rate is higher than usual, mainly because of the impact of operating losses incurred by some subsidiaries during the first six months of 2003 for which tax benefits were not recognized.

        Net earnings.    As a result of the foregoing factors, net earnings decreased by $39 million, or 41%, to $56 million, for the six-month period ended June 30, 2003 compared to $95 million for the same period in 2002.

        Excluding the after-tax impact of unusual items and the foreign exchange gain on our U.S. denominated long-term debt, net earnings for the first six months of 2003 were $15 million.

        For the first six months of 2002, excluding the after-tax impact of unusual items including our share of a gain realized in the first quarter of 2002 by an affiliated company, Boralex Inc., and the foreign exchange gain on our U.S. denominated long-term debt, net earnings were $75 million.

Liquidity and Capital Resources

        Cash flows from operations.    Cash flows from operating activities totaled $8 million for the first six months of 2003 compared to $108 million for the same period in 2002. This decrease is primarily due to a decrease in profitability and changes in working capital. We have also included information about cash flows from operating activities excluding non-cash components of working capital, which our management uses to assess liquidity generated and the profitability of its operating segments and which we believe may be useful information to investors for the same purpose and to assess our ability to meet debt service requirements. Cash flow from operating activities excluding changes in non-cash components of working capital, which is a non-GAAP measure, is calculated by subtracting non-cash components of working capital from cash flow from operating activities, both of which are GAAP measures. Cash flows from operating activities excluding non-cash working capital components decreased to $90 million for the first six months of 2003 compared to $151 million in the same period of 2002 primarily due to lower operating results.

        Changes in non-cash working capital components consisted of a use of funds of $82 million for the first six months of 2003, reflecting the impact on inventory of higher energy and fiber costs and the seasonality of some of our businesses. One of our subsidiaries also ended its accounts receivable securitization program during the first quarter, which accounted for approximately $11 million of the change.

        Investment activities.    For the first six months of 2003, investment activities required total net cash resources of $65 million. We invested $54 million in property, plant and equipment. During the first quarter, $1 million was invested to acquire a 50% share of a French de-inked pulp mill. In addition, during the second quarter, we invested our 50% share of $10 million (US$7 million) on a business acquisition made by Norampac. The assets consist of a corrugated products plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, was $31 million (US$21 million) and included cash consideration of $20 million (US$14 million) and all of the operating assets of the Dallas-Fort Worth, Texas plant, which was valued at $11 million (US$7 million).

        Budgeted capital expenditures, which had been expected to be $145 million, has been lowered to $125 million following the lower cash flows generated by operations.

        Financing activities.    On February 5, 2003, we completed a series of financial transactions to substantially refinance all of our existing credit facilities, except those of our joint ventures. First, we secured a new four-year $500 million revolving credit facility. The obligations under this new revolving credit facility are secured by all of our North American subsidiaries' inventory and receivables, excluding our joint ventures, and by the property, plant and equipment of three of our mills.

        In addition, we issued new senior unsecured notes in an aggregate principal amount of US$450 million. These notes bear interest at a rate of 7.25% per annum and mature in 2013. The aggregate net proceeds of these two transactions were used to repay existing credit facilities totalling approximately $695 million. During the first quarter, we also redeemed the US$125 million 8.375% senior notes due in 2007, issued by our subsidiary, Cascades Boxboard Group Inc., for total consideration of $192 million. Transaction costs associated with this refinancing totaled $19 million.

        On May 28, 2003, Norampac refinanced substantially all of its existing credit facilities. Norampac obtained a new five-year $350 million revolving credit facility. Its obligations under this new revolving credit facility are secured by all of its and its North American subsidiaries' inventory and receivables and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new senior unsecured notes in an aggregate principal amount of US$250 million. These notes bear interest at a rate of 6.75% per annum and mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities and to redeem Norampac's US$150 million 9.50% and $100 million 9.375% senior notes due 2008.

        Our future debt service requirements consist primarily of interest expense on our outstanding debt. We also have limited amortization requirements to service debt of our subsidiaries and joint ventures that were not refinanced.

        During the first six months of the year, we redeemed 275,000 of our common shares for approximately $4 million on the open market in accordance with our issuer bid. In addition, we redeemed 4,300,000 Class B preferred shares of a subsidiary, convertible into our own common shares, for an aggregate redemption amount of $16 million.

        Considering the dividends paid during the first six months of the year, which totalled approximately $7 million, total debt, including bank loan and advances, increased by $5 million during the first half of 2003.

        Liquidity.    Working capital was $516 million as at June 30, 2003, resulting in a working capital ratio of current assets to current liabilities of 1.96:1. At the end of the 2002, working capital was $386 million, and our working capital ratio was 1.61: 1. The improvement in our working capital ratio is largely explained by our refinancing as well as Norampac's refinancing, which substituted a portion of short-term debt with longer maturity terms.

        Long-term debt, including the current portion, totaled $1.164 billion at the end of the second quarter of 2003, compared to $1.095 billion as at December 31, 2002. With respect to our new $500 million revolving credit facility, we had approximately $238 million available at the end of the second quarter of 2003.

        Total net indebtedness was $1.160 billion as at June 30, 2003, compared to $1.157 billion as at December 31, 2002. Despite net earnings generated during the period, shareholders' equity declined from $1.065 billion at the end of 2002 to $1.046 billion at the end of the second quarter of 2003 due to the decrease of the cumulative translation adjustments. Consequently, our net funded debt to total capitalization ratio increased from 46.8% as at December 31, 2002 to 47.1% as at June 30, 2003.

        Subsequent to the end of the quarter, on July 8, 2003, we completed a private placement of an additional US$100 million aggregate principal amount of our 7.25% senior unsecured notes due 2013. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.608%. The proceeds of this financing were used to reduce our indebtedness under the revolving credit facility.

        The Toronto Stock Exchange has approved our application to purchase on the open market up to a maximum of 5% of the common shares issued and outstanding representing 4,091,424 of our outstanding common shares between March 11, 2003 and March 10, 2004. These purchases are made in accordance with the requirements of the Toronto Stock Exchange related to normal course issuer bids. The price which we are to pay for any common shares is the market price at the time of acquisition plus brokerage fees. Shareholders may obtain, without charge, a copy of the documents filed with the regulatory authorities concerning such purchases by writing to our Corporate Secretary. We purchased 275,000 common shares during the last twelve months for approximately $4 million.

Market Trend Update

        Management expects market conditions to remain challenging for most of our operating segment for the rest of 2003. In all of the segments, the sudden appreciation of the Canadian dollar has impacted business conditions and profitability. Going forward, we may, in all of the operating sectors, take market-related downtime to adjust production levels to customer's demand and avoid building excess inventories.

        In our boxboard business, the European market should continue to be soft, especially in the recycled board market. Given the recent devaluation of the U.S. dollar and increased transportation costs, export markets have become much less appealing. In North America, where many large boxboard customers have their contracts indexed to publication prices on a quarterly basis, the beginning of the third quarter should reflect price increases that were announced during the last few months.

        Our containerboard business will continue to curtail its production levels to meet customer demand. It will also continue to seek acquisition opportunities, mostly in the United States.

        In our tissue paper segment we may take further downtime to avoid building excess inventories. Market conditions will remain difficult in the commercial and industrial segment, given the recent introduction of new capacities in the market and a weak U.S. economy. In the retail segment, major producers should continue their aggressive promotional campaigns which may translate into tighter price spreads between brand name and private label products. Since we are an important private label producer, this may impact the shipment levels in coming months. However, we plan on going ahead with the installation of a new converting facility in Calgary, Alberta, and this facility should be operational within a few quarters.

        Lastly, in our fine papers segment, the pricing environment should remain weak. The level of economic activity from commercial printers remains low and no rebound is expected this year. We will have to continue to curtail production over the course of the following months both in coated and uncoated papers.

        White grades of recycled papers, which can be used as chemical pulp substitutes, have shown substantial price increases in 2003, but recently this trend has reversed. Old corrugated containers (OCC) have also recently come down in price given the absence of Asian buyers. We anticipate old corrugated containers prices may rebound significantly if Asian buying resumes later in the year. Currently, much supply is available and we also intend to continue building inventories at current price levels.

Cascades Inc.

Offer to exchange our 7 1/4% Senior Notes due 2013,
which have been registered under the Securities Act,
for our outstanding 7 1/4% Senior Notes due 2013

P R O S P E C T U S    S U P P L E M E N T

September 8, 2003

QuickLinks

Cascades Inc. Unaudited Consolidated Balance Sheets As at June 30, 2003 and December 31, 2002 (in millions of Canadian dollars)
Cascades Inc. Unaudited Consolidated Statements of Earnings For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars, except per share amounts)
Cascades Inc. Unaudited Consolidated Statements of Retained Earnings For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars)
Cascades Inc. Unaudited Consolidated Statements of Cash Flows For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars)
Cascades Inc. Notes to Interim Consolidated Financial Statements (unaudited) For the six month period ended June 30, 2003 (in millions of Canadian dollars)
Cascades Inc. Selected Segmented Information (unaudited) For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars, except shipments and share information)
Cascades Inc. Selected Segmented Information (unaudited) For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars)
Cascades Inc. Selected Segmented Information (unaudited) For the six-month periods ended June 30, 2003 and 2002 (in millions of Canadian dollars)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS